PureStream, LLC
Form ATS-N/Updating Amendment (2023.07.05)
Exhibit 3

Part II: Activities of the Broker-Dealer Operator and its Affiliates
Item 6: Activities of Service Providers

    a. Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?
Yes
If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

PureStream, LLC ("PURE") is the broker-dealer operator of the PureStream ATS (the "ATS" or "PURE ATS"). PURE ATS's confidential Subscriber information includes, but is not limited to, Subscriber order and trade information (e.g., symbol, side, quantity, price, type,), counter-parties, and billing instructions (collectively, the "Subscriber Confidential Information").

PureStream Trading Technologies Inc. ("PTT") is the parent company of PURE. PTT is not an operational business but is a holding company, and the owner of the intellectual property used in the PURE ATS. Further, PTT owns and manages the licensing of the order types available in the PURE ATS. The efforts involved in managing PTT's licenses are de minimus, and do not involve receipt of PURE's Subscriber Confidential Information.

Notwithstanding the foregoing, the management team of PTT is also the senior management team of PURE (i.e., the CEO, CTO, and COO). As a result, PTT's management team will have access to all Subscriber Confidential Information due to its involvement in the operation of PURE ATS.

Except with respect to the senior management of PURE (i.e., the CEO, CTO, and COO), the sole responsibility of all employees of PURE is the operation of, and support for, the PURE ATS and, as such, all employees of PURE have access to all Subscriber Confidential Information.

    b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?
Yes

As noted above, PTT owns and manages the licensing of the order types available in the PURE ATS, and PTT's management has access to all Subscriber Confidential Information because of their involvement in the operation of PURE ATS.

PURE has also entered into an agreement with Operations and Compliance Network, LLC ("Ocean"), an affiliate of Nasdaq, pursuant to which Ocean hosts, operates, and supports the ATS technology platform. Pursuant to this agreement, Ocean provides certain support services related to PURE's compliance, surveillance, supervisory, record-keeping, and reporting obligations. Ocean performs all of these services subject to the direction and oversight of PURE as the Broker-Dealer Operator.

Pursuant to the agreement with Ocean, certain aspects of the services provided by Ocean to PURE utilize infrastructure and support services shared by Ocean and its affiliates. As the Broker-Dealer Operator, PURE is responsible for the operation of the ATS in compliance with the federal securities laws. In addition to the tools provided by Ocean, PURE will monitor orders and transactions in real-time via ATS drop copies into PURE's infrastructure.

With respect to the applicable Item numbers in Part III of this form, PURE is responsible for:

Items 1, 2, and 3 - Subscriber eligibility.
Items 7, 8, 9, 13, and 14 - Market structure design.
Items 4 and 20 - Business decisions regarding the hours of operation, and closing of the market due to technical or operational risks.
Item 19 - Fees.
Item 22 - Clearance and Settlement (via the ATS's clearing firm, Bank of America Securities, Inc. ("BAML"), a member of the National Securities Clearing Corporation ("NSCC")).
Item 26 - Aggregate platform data.

With respect to the applicable Item numbers in Part III of this form, Ocean provides the infrastructure and support services for the following items, subject to the direction and oversight of PURE as the Broker-Dealer Operator of the ATS:

Item 5 - Financial Information eXchange ("FIX") connectivity to Subscribers.
Item 10, 17, and 20 - The technical process of opening and closing of the ATS for regular hours, and in the event a regulatory trading halt or a market-wide circuit breaker is triggered.
Item 11 - Daily management of the ATS, including all the hardware and systems required for the operation of the ATS.
Item 15 - Display.
Item 18 - Trading outside of regular trading hours.
Item 21 - Trade reporting.
Item 23 – Ocean provides Securities Information Processor ("SIP") feed handler software (CTA and UTP) that enables the ATS to consume market data.

One additional entity supports the ATS services in connection with the following Item:

Item 22 – PURE has an agreement with BAML to act on behalf of the PURE ATS to clear and settle all Subscriber transactions executed on the ATS. BAML will receive all such transactions and submit all executions to the NSCC for clearing.

The following items do not apply to the PURE ATS:
Item 6 - Co-location.
Item 12 - Liquidity providers.
Item 16 - Routing.
~~Item 18 - Trading outside of regular trading hours.~~
Item 24 - Order display and execution access.
Item 25 - Fair access.
~~Item 26 - Aggregate platform data.~~

c. If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?
Yes
If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.

BAML provides clearance and settlement services to PURE for transactions effected on the PURE ATS. BAML is a subscriber to the PURE ATS and may submit trading interest to the PURE ATS. BAML may use any of the PURE ATS functionality disclosed in this Form ATS-N.

d.   If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?
Yes

If no, identify and explain any differences.